MARK V. WILNEWIC, CPA
900 GERALD AVENUE
SOUTH ELGIN, IL 60177
847-529-7375   mvwcpa@aol.com

Independent Auditor's Report

To The Members Of
The Italian Café, LLC

We have audited the accompanying balance sheets of The Italian Café, LLC as of December 31, 2016 and the related statement of income, retained earnings, and cash flow for the year then ended. These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Italian Café, LLC as of December 31, 2016 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Mark V. Wilnewic, CPA
License #065-021225
Expires September 30, 2018

March 12, 2017

EXHIBIT __E__

ASSETS

Cash on hand and in bank	$964
Accounts Receivable (net) - Notes 3 and 6	97,116
Due from affiliated companies - Note 6	122,800
Other Current Assets	0
Total Current Assets	220,880
Investments	63,160
Total Assets	$284,040

LIABILITIES AND MEMBERS' EQUITY

Accounts Payable and accrued expenses	0
Accrued Salary and payroll taxes	0
Accrued Interest Payable	0
Due to affiliated companies - Note 6	90,808
Total Current Liabilities	90,808

MEMBERS' EQUITY

Member's Equity - Common	176,000
Capital Contribution	0
Distributions	0
Retained Earnings	0
Balance, January 1	8,083
Net Income for the Year	9,149
Balance, December 31	17,232
Total Members' Equity	193,232
Total Liabilities and Members' Equity	$284,040

The Italian Cafe, LLC
Statement of Earnings
December 31, 2016

Revenue:	
Interest Income	$19,526
Total Revenues	$19,526
Expenses:	
Advertising	3,396
Bank Service Charges	199
Miscellaneous	82
Total Expenses	3,677
Net Ordinary Income (Loss)	15,849
Interest Expense	(6,700)
Net Income (Loss)	$9,149

The Italian Cafe, LLC
Statement of Cash Flows
December 31, 2016

OPERATING ACTIVITIES:

Net Income (Loss)	$9,149

INVESTING ACTIVITIES:

Decrease (Increase) in amount due from affilated companies - Note 5	(9,752)
Increase In Accounts Receivable	(9,529)
Net Cash from Investing Activities	($19,281)

FINANCING ACTIVITIES:

Capital Contributions	0
Increase (decrease) in Investments	11,096
Net Cash from Financing Activities	$11,096
Net Cash Increase (Decrease)	$964
Beginning Cash Balance	0
Ending Cash Balance	$964

Note 1   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, ORGANIZATION, AND OTHER MATTERS

<u>Organization</u> — The Italian Café, LLC is a privately held limited liability company organized under the laws of Illinois to provide financing for restaurant / video gaming establishments.

Note 2 - INCOME TAXES

The company has been organized as a limited liability company and has elected to be treated as a partnership under the provisions of the Internal Revenue Code. As such, the partners are taxed on their proportionate share of the LLC's taxable income. Accordingly, no provision or liability for federal income taxes have been included in the financial statements.

Note 3 - ACCOUNTS RECEIVABLE

Due From Luigi's $97,116

Note 4 - DUE FROM AFFILIATES

Due From The Italian Café, LLC Series A & C $122,800

The Italian Café, LLC Series C has the same ownership as The Italian Café, LLC.

Note 5 - DUE TO AFFILIATES

Due to Senior Homes, LLC	$85,791
Due to The Italian Café, LLC Series B	581
Due to M2K	4 436
Total	$90,808

    A. Senior Homes, LLC owns a 50% interest in The Italian Café, LLC
    B. M2K of Chicago, LLC owns a 50% interest in The Italian café, LLC
    C. The Italian Café, LLC Series A, B and C all share the same ownership as The Italian Café, LLC